A2Z PROVIDES FURTHER INFORMATION ON LEAD PROJECT AND OTHER BUSINESS UPDATES

VANCOUVER, BC / ACCESSWIRE / April 29, 2020 / A2Z Technologies Canada Corp. ("A2Z" or the "Company") (TSXV:AZ)(FSE:A23), a pioneer in military robotics, services, and innovation in the auto industry, today released an investor update regarding the phased rollout of the Fuel Tank Intelligent Containment System (FTICS) capsule, the Company's innovative product for the automobile industry, and other business updates.

Fuel Tank Intelligent Containment System (FTICS) capsule project

"Despite the COVID-19 pandemic, the FTICS project is continuing as scheduled. The rollout will take place over the next several months, and we have received input and feedback from a prospective client that is tremendously helpful." Mr. Joseph, the Company's CEO stated, and continued, "The FTICS capsule market potential is significantly larger than our initial assumptions, and we look forward to providing further updates in the weeks ahead."

Timing of Reporting of 2019 Financial Results Due to Delays Caused by COVID-19

The Company wishes to update on timing of the release and filing of its financial results for the year ended December 31, 2019.

In response to the ongoing global COVID-19 pandemic, the Canadian Securities Administrators have recently announced temporary blanket relief allowing market participants an additional 45 days in which to complete certain regulatory filings required to be made on or before June 1, 2020 (including financial statements and management's discussion and analysis). Accordingly, the Company intends to rely on this blanket relief for the filing of the

Company's audited consolidated financial statements for the year ended December 31, 2019 (and related management's discussion and analysis thereon) (collectively, the " FY 2019 Disclosure Documents ") as a result of delays caused by the COVID-19 pandemic. The Company and its auditor, under this temporary relief, are making every effort to issue and file the FY 2019 Disclosure Documents at the earliest opportunity and currently expects to file them no later than June 14, 2020.

The Company confirms that all material business developments are available on SEDAR at www.sedar.com. Until such time as the FY 2019 Disclosure Documents are filed, the Company's management and other insiders will observe a trading blackout consistent with the principles contained in section 9 of National Policy 11-207 – Failure to File Cease Orders and Revocations in Multiple Jurisdictions.

Issuance of Shares

The Company also announces that it has issued 29,762 common shares of the Company to Waterside Capital Advisors Inc. ("Waterside") and 200,341 common shares of the Company to Israel Morgenshtern ("Morgenshtern") as consideration for services rendered by Waterside and Morgenshtern to the Company pursuant to the terms of previously announced consulting agreements. The securities were issued to Waterside and Morgenshtern at deemed prices of $0.42 and $0.4405 per common share, respectively, and are subject to a hold period expiring August 28, 2020. The issuance is subject to final Exchange acceptance of the related filings.

BUSINESS OF A2Z

ABOUT A2Z Technologies Canada Corp.

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

Highlights:

Core Business: A2Z's line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and firefighting, as well as energy storage power packs/generators. A2Z also provides maintenance services to both external and in-house complex electronic systems and products to over 75 clients.

A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

Expansion into Civilian Markets: To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a patent for a smart vehicle cover device that protects automobiles from the elements while the vehicle is parked and is stowed away safely in the vehicle's bumper when not in use.

Fuel Tank Intelligent Containment System (FTICS): In the event of a collision, the FTICS system installed into the fuel tank prevents the ignition of fuel, thereby mitigating the spread of fire and explosion, minimizing risk to human life and property damage. According to the NFPA, from 2014 to 2016, an estimated 171,500 highway vehicle fires occurred in the United States, resulting in an annual average of 345 deaths, 1,300 injuries, and $1.1 billion in property loss annually. Click Here for an explanatory video of the FTICS.

Management: CEO Bentsur Joseph's previous venture, Comfy Interactive, was acquired by Shamrock Holdings, the family investment firm founded by Roy Disney. Previously, Bentsur Joseph was the chairman of Elad Hotels whose holdings include the Plaza Hotel in New York City.

Bentsur Joseph has a ~64% ownership stake in the business with 30,000,000 shares subject to an escrow agreement.

For more information regarding A2Z, please visit the Company's website at www.a2zas.com.

Twitter: @A2Z_Advanced

On Behalf of the Board,

Bentsur Joseph, CEO

Investor Relations Contact

Arlen Hansen, KIN Communications

Toll Free: 1-866-684-6730

az@kincommunications.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.